Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

July 11, 2011

iPath®

TARGETED ACCESS TO THE US TREASURY YIELD CURVE USING iPATH® ETNs

Expressing a view on the direction of interest rates or on the shape of the yield curve has long been a popular fixed income strategy for investors. iPath® Exchange Traded Notes (ETNs) provide the opportunity to access four different maturities along the US Treasury yield curve, offering "bull" and "bear" exposure for each specific maturity (Figure 1).

UNDERSTANDING THE EXPOSURES

As indicated in Figure 1, each ETN offers exposure to an index in the suite of Barclays Capital US Treasury Futures Targeted Exposure Indices (each, an "index"). It is important to note that each of the Bull ETNs is linked to the positive performance of the respective index, while each of the corresponding Bear ETNs is linked to the inverse performance of same index (i.e., if the index goes up or down, the Bull ETNs are designed to go up or down, respectively, and vice versa for the Bear ETNs).

FIGURE 1
iPath US Treasury Futures Targeted Exposure ETNs

iPath US Treasury Futures Bull ETNs (Long Index Exposure)

iPATH ETN NAME	TICKER SYMBOL	INDEX NAME*
iPath® US Treasury 2-year Bull ETN	DTUL	Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury 5-year Bull ETN	DFVL	Barclays Capital 5Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury 10-year Bull ETN	DTYL	Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury Long Bond Bull ETN	DLBL	Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™

iPath US Treasury Futures Bull ETNs (Inverse Index Exposure)

iPATH ETN NAME	TICKER SYMBOL	INDEX NAME*
iPath® US Treasury 2-year Bear ETN	DTUS	Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury 5-year Bear ETN	DFVS	Barclays Capital 5Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury 10-year Bear ETN	DTYS	Barclays Capital 10Y US Treasury Futures Targeted Exposure Index™
iPath® US Treasury Long Bond Bear ETN	DLBS	Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™

The objective of each of the indices is to capture the returns that are potentially available from an increase or decrease in the applicable US Treasury yields. Each index is designed to provide access to US Treasury note or bond yields via a notional rolling investment in US Treasury futures contracts,1 weighted to achieve a certain fixed sensitivity to changes in yields. US Treasury futures contracts are highly liquid and transparently priced, making them a useful tool for efficiently expressing long or short views with respect to US Treasury yields. The futures contract for each maturity point specifies any one of a basket of US Treasury notes or bonds that are eligible for delivery, ranging in maturity as shown in Figure 2. Because the change in the price of the futures contract is primarily driven by the change in price of the current cheapest-to-deliver (CTD) note or bond,2 the yield (and maturity point) of the then-current CTD bond is a key component of the potential gains or losses for the indices, and the ETNs. In particular, each index is designed to target, but is not guaranteed to deliver, a sensitivity of one index point change for every one basis point change in the yield of the CTD bond. There is no minimum limit to the level of each index, and each index level could become negative. An index multiplier3 of $0.10 (for each Bull ETN) or –$0.10 (for each Bear ETN) is applied to each ETN, which provides the investor at maturity or upon redemption a participation rate in the ETN of a $0.10 change for every one point change in the index (which, in turn, is targeted to result from each one basis point change in the yield of the relevant CTD bond) (Figure 3). For example, each 1% increase in the yield of the CTD 2-Year US Treasury note would generally be expected to result in a 100 point decrease in the Barclays Capital 2Y US Treasury Futures Targeted Exposure Index™ and, before taking into account relevant fees and costs which are applied to the ETNs (as described in the prospectus), a $10 decrease in the value of the iPath® US Treasury 2-year Bull ETN or a $10 increase in the value of the iPath® US Treasury 2-year Bear ETN. Conversely, each 1% decrease in the yield of the CTD 2-Year US Treasury note would generally be expected to result in a 100 point increase in the same index and, before taking into account relevant fees and costs, a $10 increase in the value of the iPath® US Treasury 2-year Bull ETN or a $10 decrease in the value of the iPath® US Treasury 2-year Bear ETN.4 FIGURE 2 US Treasury Futures Contracts: Range of Maturities Eligible for Delivery US TREASURY 2-Year 5-Year 10-Year “Long Bond” FUTURES CONTRACT ELIGIBLE US TREASURY US Treasury notes US Treasury notes US Treasury notes US Treasury notes 1 NOTES OR BONDS maturing in 1¾ to maturing in 4 /6 to maturing in 6½ to maturing in 15 to FOR DELIVERY 2 years 5¼ years 10 years 25 years Please see the section entitled “US Treasury Notes and Futures Contracts” or “US Treasury Bonds and Futures Contracts” in the applicable prospectus for more information regarding the US Treasury futures contracts underlying each index. 1. US Treasury futures are contracts for buying or selling US Treasury notes at a fixed price for physical settlement on a future date, and are traded on the Chicago Board of Trade. 2. US Treasury futures contracts allow for delivery of any one of a pre-specified basket of eligible bonds. At any point, there is a single bond within the selection of eligible bonds whose price represents the greatest gain (or least loss) to a hypothetical futures investor delivering that bond under the futures contract. The value of the futures contract tends to track changes in the price of this bond closely, though changes in the prices of the other eligible-to-deliver bonds may affect the price of the futures contract as well. 3. The effect of the index multiplier is to adjust the rate at which the value of the ETN changes in response to change in the underlying index level. 4. These examples are provided for illustrative purposes only and do not reflect the outcome of an investment in the ETNs. Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as other important details and risk factors.

FIGURE 3
US Treasury Yield Change Expected Impact on iPath US Treasury Futures Targeted Exposure ETNs

iPath Bull ETNs

CTD Bond	Index Response Target	Expected Change in ETN Value*
Yield increases 1%	Index loses 100 points	ETN loses $10
Yield decreases 1%	Index gains 100 points	ETN gains $10

iPath Bear ETNs

CTD Bond	Index Response Target	Expected Change in ETN Value*
Yield increases 1%	Index gains 100 points	ETN gains $10
Yield decreases 1%	Index loses 100 points	ETN loses $10

* *Before relevant fees and costs as described in the prospectus.*
For illustrative purposes only and not indicative of any specific investment outcomes. For a description of additional risks of investing in the ETNs, see "Risk Factors" in the applicable prospectus.

The indices only approximate, and do not guarantee, their objectives in relation to the changes in the yields of the relevant US Treasury notes or bonds. Please refer to the "Risk Factors" section in the applicable prospectus for a summary of risks and other factors that may prevent an index from achieving its objective, or that may negatively affect the performance of the ETNs.

Applications and Benefits

The suite of iPath US Treasury Futures Targeted Exposure ETNs offers investors the opportunity to express their views on US Treasury yields, with potential applications including:

- Executing tactical views regarding expectations of yield curve changes
- Implementing a fixed income strategy based on expectations of future economic cycles
- Implementing a specific hedging strategy to mitigate a portfolio's sensitivity to yield curve changes
- Implementing liquid strategies to increase or decrease the duration of a fixed income portfolio
- Expressing a view on rising or falling yields without having to manage a short position or enter into derivative transactions
- Accessing a particular fixed income strategy for additional portfolio diversification

For investors who do not have access to futures or the resources to manage potentially costly and time-consuming futures accounts, this suite of iPath ETNs offers a potential solution. The iPath US Treasury Futures Targeted Exposure ETNs give investors the tools to execute their ideas in one convenient trade.

FIND YOUR iPATH 1–877–764-7284 www.iPathETN.com An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses. Diversification may not protect against market risk. The strategies discussed are strictly for illustrative and educational purposes and should not be construed as a recommendation to purchase or sell, or an offer to sell or a solicitation of an offer to buy any security. There is no guarantee that any strategies discussed will be effective. An investment in iPath ETNs linked to the performance of any of the Barclays Capital 2Y US Treasury Futures Targeted Exposure IndexTM, Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM, the Barclays Capital 10Y US Treasury Futures Targeted Exposure IndexTM or the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is subject to risks associated with fluctuations, particularly a decline (or, in the case of iPath ETNs inversely linked to the performance of any of such indices, an increase) in the value of the respective index. The market value of the ETNs may be influenced by many unpredictable factors. There is no guarantee that the respective index level will increase or decrease by 1.00 point for every 0.01% decrease or increase, respectively, in the 2-year, 5-year, 10-year or Long-Bond yield, as the case may be. Market prices for 2-year, 5-year, 10-year or Long-Bond Treasury futures contracts may not capture precisely the underlying changes in the 2-year, 5-year, 10-year and Long-Bond yields, respectively. The index calculation methodology uses the mathematical approximation of modified duration, which has certain limitations in approximating the relationship between Treasury note prices and yields. Additionally, the index’s weights are rebalanced on a monthly basis only and such weightings may not be optimal on any given index business day. For a description of additional risks of investing in the ETNs, see “Risk Factors” in the applicable prospectus. “Barclays Capital US Treasury 2Y/10Y Yield Curve IndexTM,” “Barclays Capital 2Y US Treasury Futures Targeted Exposure IndexTM,” “Barclays Capital 5Y US Treasury Futures Targeted Exposure IndexTM,” “Barclays Capital 10Y US Treasury Futures Targeted Exposure IndexTM” and “Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM” are trademarks of Barclays Bank PLC. ©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3681-01-IPH_R2_v01TP_7/11 Not FDIC Insured No Bank Guarantee May Lose Value iP-0399-0711 iPath® BARCLAYS